Exhibit 99.1
Navios Maritime Holdings Inc.
Announces
Buyback of $131.3 Million
Mandatorily Convertible Preferred Stock
PIRAEUS, Greece, December 22, 2010 — Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM) a global, vertically integrated seaborne shipping and logistics company, announced today that it has agreed to purchase $131.3 million of certain series of the 2% Mandatorily Convertible Preferred Stock (“Preferred Stock”) previously issued in connection with the acquisition of Capesize vessels.
Navios Holdings will pay $49.2 million in cash for $131.3 million of Preferred Stock, reflecting a 62.5% discount to the face amount. No dividend payment will be made on such stock for the fourth quarter of 2010, and it is anticipated that the purchase will be completed in 2010.
The holder of the Preferred Stock was entitled to receive an annual dividend of $2.6 million, payable quarterly, until such stock was converted into common stock. Upon maturity of such stock, in general, the holder would have received up to 13,132,000 shares of common stock.
Angeliki Frangou, Chairman and CEO of Navios Holdings stated, “We are pleased with this transaction, as it shows our continued ability to transact with our commercial partners in a manner accretive to our stakeholders. We were able to provide the seller needed liquidity by purchasing our equity at an effective price of $3.75 per share, which is about 27% below the current market price.”
Ms. Frangou continued, “Through this transaction, we have reduced the number of shares outstanding as well as the $2.6 million annual dividend obligation on the Preferred Stock. We continue to have ample liquidity to progress our business plans.”
Update on Number of Shares of Fully Diluted Common Stock Outstanding
After the repurchase of the Preferred Stock and also giving effect to the previously announced repurchase of certain convertible promissory notes, the total number of shares of outstanding common stock, on a fully diluted basis, has been reduced by 12.6% or 16.2 million shares.
About Navios Maritime Holdings Inc.
Navios Maritime Holdings Inc. is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain.
Navios Holdings may, from time to time, be required to offer certain owned Capesize and Panamax vessels to Navios Maritime Partners L.P. for purchase at fair market value according to the terms of the Omnibus Agreement.
For more information about Navios Holdings please visit its website: www.navios.com.

Forward Looking Statements — Safe Harbor
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contacts:
Investor Relations Contact:
Navios Maritime Holdings Inc.
+1.212.279.8820
investors@navios.com